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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Signs Agreement With Air Kiribati For Up to 4 E190-E2

Singapore, December 19, 2018 – Embraer has announced the signing of a contract with the Government of Kiribati, in partnership with their national airline, Air Kiribati, for two firm orders for the E190-E2 E-Jets and two purchase rights for the same model. With all purchase rights being exercised, the contract has a value of USD 243 million, based on current list prices. The order will be included in Embraer’s 2018 fourth-quarter backlog.

Scheduled for a 2019 delivery, the E190-E2 will enable the flag carrier for the Republic of Kiribati, located in the central Pacific, to fly longer domestic and international routes than it currently does with its turboprop fleet. Air Kiribati will be the launch operator for the E190-E2 in the Asia Pacific region (excluding China). This order comes after a three-week Asia Pacific tour of the ‘Shark’ livery E190-E2 in October, which included a stop in Tarawa, the capital of Kiribati. Spanning four time zones and comprised of more than 30 islands, Kiribati is the only country in the world to be in all four hemispheres.

“We warmly welcome Air Kiribati to the Embraer family and we will work closely with the airline as they transition to the E190-E2 through our extensive entry-into-service package and world-class support team in the region,” said Cesar Pereira, Asia Pacific Vice President, Embraer Commercial Aviation. “Flying in the Pacific, over large bodies of water, requires outstanding range, performance and ample cargo capacity. Air Kiribati’s selection of the E190-E2 is yet another validation of the world’s most efficient single-aisle jet design, which exceeds these requirements and will enable the airline to enhance its flight frequency and to boost its network.”

“We were impressed with what we saw when the E190-E2 visited Kiribati in October,” said Hon. Willie Tokataake, Minister for Information, Communication, Transport and Tourism Development of the Kiribati Government. “Given its impressive range, lower fuel consumption and maintenance costs and dual class configuration that brings comfort to our passengers compared to its peers, the E190-E2’s capabilities empower us to enhance connectivity within our country and beyond, taking our nation to its next phase of growth.”

With a maximum range of up to 2,850 nautical miles, the E190-E2 can operate over the vast expanse of Kiribati, including from Tarawa directly to Kiritimati (Christmas) Island, one of the most challenging routes in the Pacific. The current domestic connection from Tarawa to Kiritimati includes an international stopover in Fiji.

The E190-E2 is part of Embraer’s new generation E-Jets E2 family of aircraft, which can seat between 70 to 150 passengers. The E190-E2 specifically, can seat up to 114 passengers, and is the first member of the E-Jets E2 family of aircraft to enter into service in April 2018.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Embraer has been present in the region since the first Bandeirante was delivered in 1978 in Australia and has been providing comprehensive support and services through the years to aircraft based in Australia and in the Pacific region.

Embraer is the world’s leading manufacturer of commercial jets with up to 150 seats. The Company has 100 customers from all over the world operating the ERJ and E-Jet families of aircraft. For the E-Jets program alone, Embraer has logged almost 1,800 orders and 1,500 deliveries, redefining the traditional concept of regional aircraft.

Follow us on Twitter: @Embraer

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets with up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2018

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer